April 12, 2016

VIA EDGAR

Melissa Raminpour Branch Chief Office of Transportation and Leisure Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	CF Industries Holdings, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-32597
Dear Ms. Raminpour:
This letter is in response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 22, 2016 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) of CF Industries Holdings, Inc. (“CF” or the “Company”). For the convenience of the Staff, we have set forth below the text of each of the comments contained in the Comment Letter, followed in each case by the Company’s response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.
Notes to Consolidated Financial Statements
9. Fair Value Measurements, page 97

1.
We note that you have included disclosures about the fair value measurements of assets and liabilities measured on a recurring basis. Please revise to also include the disclosures of fair value measurements for assets and liabilities measured at fair value on a non-recurring basis, such as the fair value measurement of your equity method investment in PLNL that resulted in an impairment charge in 2015. See guidance in ASC 820-10-50-2.

Response:
By way of background, we note that information related to non-recurring fair value measurements, particularly our investment in Point Lisas Nitrogen Limited (“PLNL”) and the related impairment charge is included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 as follows:

Melissa Raminpour
April 12, 2016

1.
The following disclosure related to the impairment of our equity method investment in PLNL was included in Note 8-Equity Method Investments in the Notes to Consolidated Financial Statements, below the table on page 95 of the Form 10-K:

“Equity in earnings of operating affiliates in 2015 includes an impairment of our equity method investment in PLNL of $61.9 million. In the fourth quarter of 2015, we determined the carrying value of our equity method investment in PLNL exceeded fair value. This was primarily due to ongoing natural gas curtailments impacting the results of operations of PLNL and the current expectation that these curtailments will continue into the future. No impairment was recognized in 2014 or 2013 related to this investment.”

2.
The following disclosure was included in the Critical Accounting Policies and Estimates discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations, on pages 71 and 72 of the Form 10-K:

“Our joint venture investment in the Republic of Trinidad and Tobago operates an ammonia plant that relies on natural gas supplied by The National Gas Company of Trinidad and Tobago Limited (NGC). The joint venture is accounted for under the equity method and continues to generate positive income and cash flow. The financial results are included in the information in Note 8-Equity Method Investments to the consolidated financial statements. The joint venture has experienced natural gas curtailments in 2015 and 2014 due to major maintenance activities being conducted at upstream natural gas facilities and decreased gas exploration and development activity in the Republic of Trinidad and Tobago. These curtailments are expected to continue into the future. Commitments from NGC regarding the level of future availability and the related cost are not available. The future availability and cost of natural gas represents a significant assumption in the discounted cash flow models utilized for recoverability and impairment testing. In 2015, our equity in earnings of operating affiliates includes a $61.9 million impairment of our equity method investment in PLNL. No impairment was recognized in 2014 or 2013 related to this investment.”
The Company recognizes that the total PLNL impairment of $61.9 million represents approximately 0.5% of total assets as of December 31, 2015, and therefore does not represent a significant asset impairment charge for the Company. The Company, however, notes the Staff’s comment and also recognizes the Staff’s request to increase the level of disclosure concerning non-recurring fair value measurements within the fair value note to the consolidated financial statements. Accordingly, the Company respectfully advises the Staff that, in future filings, additional disclosure will be included regarding fair value measurements of assets and liabilities measured at fair value on a non-recurring basis, such as the fair value measurement of our investments in unconsolidated subsidiaries such as PLNL. The following represents disclosure that we intend to include in the Fair Value Measurements footnote of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016:
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
We also have assets and liabilities that may be measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment, allocation of purchase price in an acquisition or when a new liability is being established that requires fair value measurement. These include long-lived assets, goodwill and other intangible

Melissa Raminpour
April 12, 2016

assets and investments in unconsolidated subsidiaries which may be written down to fair value as a result of impairment. We determined that the fair value measurements related to each of these rely primarily on Company-specific inputs and the Company's assumptions about the use of the assets. Since certain of the Company’s assumptions involve inputs that are not observable, these assumptions reside within Level 3 of the fair value hierarchy.
Our equity method investment in the Republic of Trinidad and Tobago, PLNL, operates an ammonia plant that relies on natural gas supplied by The National Gas Company of Trinidad and Tobago Limited (NGC). The joint venture continues to generate positive income and cash flow; however, it experienced natural gas curtailments in 2014 and 2015, which have continued into 2016, due to major maintenance activities being conducted at upstream natural gas facilities and decreased gas exploration and development activity in the Republic of Trinidad and Tobago. Natural gas is the principal raw material used to produce nitrogen fertilizers; therefore, a decrease in availability of natural gas would lead to lower revenues and cash flows. In our fourth quarter 2015 impairment analysis, our assumptions included that these curtailments were expected to continue into the future. We previously assumed that future development and exploration activities within Trinidad would reduce the natural gas curtailments. However, commitments from NGC regarding the level of future availability and the related cost are not available. The future availability and cost of natural gas represents a significant assumption which is included in the projection of future revenue and expenses of the business used in the discounted cash flow model utilized to estimate fair value for our impairment analysis. In the fourth quarter of 2015, recognizing that natural gas curtailments are expected to continue into the future, we determined the carrying value of our investment in PLNL exceeded fair value and recognized an impairment charge of $61.9 million.
20. Contingencies, page 130

2.
We note the West Fertilizer Co. litigation that you believe you have strong legal and factual defenses and intend to continue defending the CF Entities vigorously in the pending lawsuits. Please note that in accordance with ASC 450-20-50-3, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, the disclosure shall indicate the nature of the contingency in addition to an estimate of the possible loss or range of loss or state that such an estimate cannot be made even if no accrual is made. Please confirm your compliance with the requirements of ASC 450-20-50-4 and that you will revise your disclosures in future filings, as applicable.

Response:
The Company acknowledges the Staff’s comment and notes that the Company follows ASC 450-20 with regard to the recognition and disclosure of contingencies related to the West Fertilizer Co. litigation matter.
Based on available information, and advised appropriately by legal counsel, management forms an opinion on whether the ultimate resolution of pending or threatened litigation or arbitration resulting in loss is probable, reasonably possible or remote and if any loss or impairment from such matters would have a material effect on the Company’s financial condition, results of operations or liquidity. With respect to the West Fertilizer Co. litigation, the Company has provided disclosure describing the nature of the litigation and the types of claims at issue. We have not included a range of reasonably possible losses in our filings because, based upon the totality of available

Melissa Raminpour
April 12, 2016

information, we are not able to determine a range of reasonably possible losses. In light of the Staff’s comment, in future filings, we will modify our existing disclosures to include additional clarifying details. Set forth below is background information on the West Fertilizer matter followed by the suggested additional disclosure.
Background
The West Fertilizer Co. litigation arises from a fire and explosion that occurred at West Fertilizer Co. in April 2013. Although the Company did not own or operate the West Fertilizer Co. facility, fertilizer products that were manufactured by a subsidiary of the Company and sold to others were delivered to the West Fertilizer Co. facility. The plaintiffs have alleged that the fertilizer manufactured by a subsidiary of the Company was involved in the explosion. Over 400 plaintiffs filed claims against various subsidiaries of the Company (the “CF Entities”). In addition, these claims also name the entity that purchased fertilizer from the CF Entities and had it delivered to West Fertilizer Co., and name West Fertilizer Co. itself. The defendants in the litigation have also named certain potentially responsible third parties. Although the Company has strong legal and factual defenses in the litigation, there is at least some possibility that a jury could find the CF Entities at least partially liable in at least some of the cases involved in the litigation. However, the Company cannot at this time estimate a range of reasonably possible losses in the West Fertilizer Co. litigation for a number of reasons.
For example, as explained in the current disclosure, over 400 plaintiffs filed claims in this litigation, including claims for wrongful death, personal injury, and property damage, claiming a range of potential damages, with potential damages for individual plaintiffs varying widely depending on their particular circumstances. These cases are at various stages of discovery and pre-trial proceedings with both fact and expert discovery being incomplete or insufficient for many of the cases such that the aggregate or a range of reasonably possible damages cannot be estimated with any reliability. In addition, in the event the defendants in the West Fertilizer Co. litigation are found liable in any particular trial, they would be entitled to a comparison of fault and allocation of damages among the CF Entities and the other defendants as well as the potentially responsible third parties. The percentage of fault that any particular jury might place on the CF Entities or any of the other defendants and third parties will vary widely depending on a number of factors, including, among others (i) the particular facts and circumstances of the particular plaintiffs’ claims; (ii) the composition and timing of the trial groups; and (iii) the composition of the jury. The Company’s ability to reasonably estimate potential losses is also hindered by the tendency of plaintiffs to significantly reduce demands when cases reach a critical juncture, such as an impending trial date, as well as ongoing discovery arising out of both completed and ongoing government investigations into the fire and explosion.
Additional Disclosure
In light of the Staff’s comment, the Company will revise the last paragraph of the disclosure for this matter. The following represents disclosure that we intend to include in the Contingencies footnote of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016:

Melissa Raminpour
April 12, 2016

West Fertilizer Co.
On April 17, 2013, there was a fire and explosion at the West Fertilizer Co. fertilizer storage and distribution facility in West, Texas. According to published reports, 15 people were killed and approximately 200 people were injured in the incident, and the fire and explosion damaged or destroyed a number of homes and buildings around the facility. Various subsidiaries of CF Industries Holdings, Inc. (the CF Entities) have been named as defendants along with other companies in lawsuits filed in 2013, 2014 and 2015 in the District Court of McLennan County, Texas by the City of West, individual residents of the County and other parties seeking recovery for damages allegedly sustained as a result of the explosion. The cases have been consolidated for discovery and pretrial proceedings in the District Court of McLennan County under the caption “In re: West Explosion Cases.” The two-year statute of limitations expired on April 17, 2015. As of that date, over 400 plaintiffs had filed claims, including at least 9 entities, 325 individuals, and 80 insurance companies. Plaintiffs allege various theories of negligence, strict liability, and breach of warranty under Texas law. Although we do not own or operate the facility or directly sell our products to West Fertilizer Co., products that the CF Entities have manufactured and sold to others have been delivered to the facility and may have been stored at the West facility at the time of the incident.
The Court granted in part and denied in part the CF Entities' Motions for Summary Judgment in August 2015. Thirty-four cases have been resolved pursuant to confidential settlements fully funded by insurance. The remaining cases are in various stages of discovery and pre-trial proceedings. These cases will be set for trial in the upcoming months at the discretion of the Court. We believe we have strong legal and factual defenses and intend to continue defending the CF Entities vigorously in the pending lawsuits. Due to the uncertain nature of this litigation, the Company cannot provide a range of reasonably possible loss in these lawsuits. However, based upon currently available information, including available insurance coverage, we do not believe that the West Fertilizer Co. litigation will have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

*****
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Melissa Raminpour
April 12, 2016

Please do not hesitate to contact me at (847) 405-2509 if you have any questions regarding the above.

Very truly yours,

/s/ Richard A. Hoker

Richard A. Hoker
Vice President and Corporate Controller

cc:	W. Anthony Will, President and Chief Executive Officer
Dennis P. Kelleher, Senior Vice President and Chief Financial Officer
Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary